October 30, 2024

Philip Riley
Chief Financial Officer and Executive Vice President of Strategy
Riley Exploration Permian, Inc.
29 E. Reno Avenue, Suite 500
Oklahoma City, Oklahoma 73104

        Re: Riley Exploration Permian, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Filed March 6, 2024
            File No. 001-15555
Dear Philip Riley:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation